Exhibit 21

PRINCIPAL LIFE INSURANCE COMPANY AND SUBSIDIARIES

All companies 100% owned unless otherwise indicated.

November 7, 2023

This is proprietary and confidential property of the Principal Financial Services, Inc. ® and is not for use outside the organization without the permission of Chris Agbe-Davies, Vice President, Associate General Counsel and Assistant Secretary.